

Mail Stop 3720

September 22, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

  Re: Ambow Education Holding Ltd.
    Registration Statement on Form F-1
    Filed August 28, 2017
    File No. 333-220207

Dear Dr. Huang:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the name(s) of the lead underwriter(s) in your next amendment.

2. We note your intention to list your Class A common stock on the NYSE-MKT. Please discuss in a risk factor or other appropriate section of the prospectus the NYSE-MKT listing standards and how likely it is that you will meet them. To provide context, disclose why you were delisted from the NYSE in October 2014.

Prospectus Summary, page 1

3.   Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entities.

4.   We note your references to being a leader in educational and career enhancement services in China. Please disclose the basis by which you measure your leadership position in light of your disclosure on page 11 that the private education sector in China is rapidly evolving, highly fragmented and competitive.

Risk Factors

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment., page 25

5.   Please consider supplementing this risk factor with a discussion of your revenue dependence upon your three K-12 schools.

If the chops of our subsidiaries and VIEs in China are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised., page 26

6.   Please discuss any remedial measures taken or new policies enacted in light of your previous loss of control of several of your VIE's subsidiaries.

Use of Proceeds, page 41

7.   We note your plan to use the net proceeds of the offering to upgrade and expand your schools and learning network, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose described.

Enforceability of Civil Liabilities, page 47

8.   We note your disclosure that substantially all of your operations and assets are located in China and most of your directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets are or may be located outside the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose the nationalities and countries of residence of your directors and executive officers.

Business, page 81

9.   We note your statement that the business map as presented on page 81 "does not include the schools/centers which are to be deregistered as part of the group effort to re-establish a solid foundation for future growth." Please clarify this statement. Please disclose whether this statement refers to schools/centers that were previously deconsolidated or whether this refers to other entities. Please also clarify the term "deregistered."

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 89

10.   Please disclose how you expect the amended Law on the Promotion of Private Education will affect your operations, stating whether your schools intend to elect to be for-profit.

Related Party Transactions, page 134

11.   Please complete the sentence on page 134 beginning "For a list of these transactions we have entered into with and the outstanding balances to and from such related parties…"

Principal Shareholders, page 135

12.   Please revise the introductory paragraph to the beneficial ownership table to also disclose the number of outstanding Class C ordinary shares and the different voting rights of the Class A and Class C ordinary shares.

13.   We note Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares which, according to the disclosure on the bottom of page F-37, represent all outstanding Class C ordinary shares as of December 31, 2016. It appears, however, that you have calculated her 12.11% percentage ownership based on the number of issued and outstanding Class A shares. Please revise the beneficial ownership table to provide beneficial ownership information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares.

14.   Please provide footnote disclosure regarding the natural persons who have investment and/or voting control the Class A and Class C ordinary shares beneficially owned by New Flourish Holdings Limited.

Description of Shares and Governing Documents
Conversion Rights Attaching to Shares, page 139

15.   We note your statement that Class C shares are convertible into Class A shares in certain circumstances but "Class A shares are not convertible under any circumstance." We also note your disclosure on page F-37 that states on "November 8, 2015, 4,708,415 of the Company's Class A Ordinary shares were converted to Class C Ordinary shares." Please advise or revise. Please also provide additional detail as to the purpose of creating the Class C shares and how and when Dr. Jin Huang came to hold 4,708,415 Class C shares.

16.   Please clarify how many Class C shares are issued and outstanding.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.   Ask your auditors why the audit report was signed by the firm's New York City office while the auditors' consent, Exhibit 23.1, is signed by the firm's Guangzhou, China, office.

Consolidated Balance Sheets, page F-3 &
Consolidated Statements of Changes in Equity (Deficit), page F-7

18.   Please revise your basic financial statements to separately disclose your several classes of ordinary shares. Refer to Rule 5-02 (29) of Regulation S-X and revise.

16. Ordinary Shares, page F-37

19.   You state on page 139 that *Class A are not convertible under any circumstances;* however, we note that on November 8, 2015, 4,708,415 Class A ordinary shares were converted into *super-majority* voting Class C ordinary shares. We also note that as a result of this transaction Dr. Jin Huang gained voting control over Ambow Education Holding Ltd. Please explain how and why *non-convertible* Class A ordinary shares were converted into another class of shares. Tell us how it was authorized and by whom, as it appears that Dr. Jin Huang held less than 13% of the voting rights in Ambow Education Holding prior to this conversion while over 53% of the voting rights appear to have been held by four other parties.

20. Tell us and disclose how you accounted for the conversion of 4,708,415 Class A ordinary shares into *super-majority* voting Class C ordinary shares during November 2015. Tell us your consideration of whether or not this transaction represented a preferential dividend and/or compensation paid to Dr. Huang as it would appear that a class of shares vested with control of the registrant could be substantially more valuable than class of non-controlling shares.

21. Segment Information, page F-46

21. Please disclose total assets for each reportable segment as required by ASC 280-10-50-22. Also include the reconciliations required by ASC 280-10-50-30, and as applicable, include such annual disclosures required by ASC 280-10-50-22a through -50-22j.

22. Further, as applicable, include disclosures required by ASC 280-10-50-32d in your interim financial statements.

Signatures

23. Please provide all required signatures in the next amendment to your registration statement. In this regard, we are unclear what the "*" represents in the signature lines of your directors and authorized U.S. representative.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications